Exhibit 99.1

Freight Technologies Launches Waavely, a Revolutionary Digital Ocean Freight Platform

HOUSTON – July 08, 2024 – Freight Technologies, Inc. (Nasdaq: FRGT) (“Fr8Tech’’ or “Freight Technologies’’), a technology-driven logistics company offering Fr8App, its proprietary and industry-leading freight-matching platform powered by AI and machine-learning that provides a real-time portal for B2B cross-border shipping and domestic shipping within the USMCA region, announced today the official launch of Waavely, a state-of-the-art platform designed to revolutionize ocean freight booking and management for companies shipping containers between North America and ports around the world. Waavely is live and currently available with the platform already successfully handling ocean freight.

To learn more about Waavely, please visit waavely.com

“Waavely aims to bring unprecedented control, agility, and transparency to ocean freight brokerage through advanced digitalization, and we are extremely proud of this launch which represents a significant advancement in the management of ocean freight,” said Javier Selgas, CEO of Freight Technologies Inc. “By leveraging cutting-edge technology and a free-to-use platform that charges a management fee per load, we help businesses optimize their maritime logistics operations, while reducing costs and improving overall efficiency. Our goal is to support and streamline global shipping and create a more connected and transparent supply chain for our users and customers.”

Key Features of Waavely’s 360° Logistics Platform

●	Instant Quotes and Booking: Users can request and receive instant quotes for maritime shipments and manage bookings directly through the platform, streamlining the entire freight process.

●	Automation: The platform automates key logistics processes from quoting to managing and paying, enhancing efficiency and reducing operational costs.

●	Real-Time Tracking: Waavely offers 24/7 tracking capabilities, allowing users to monitor their shipments through an interactive map, ensuring constant visibility and control over logistics operations.

●	Full Transparency: With detailed shipment specifications and real-time updates, Waavely ensures that all parties have access to necessary documentation and information, enhancing transparency and trust.

The development of Waavely stems from the growing demand among Freight Technologies’ existing clients who use the Fr8App platform for over-the-road (OTR) transportation and also require efficient solutions for ocean freight. By integrating Waavely with Fr8App, customers can now manage both OTR and ocean freight seamlessly within a single platform. This integration offers a streamlined logistics experience, enhancing operational efficiency and reducing complexity for businesses involved in both types of transportation.

Freight Technologies platforms are designed to be scalable, allowing shippers and carriers to transact without limits and expand their market reach. The existing infrastructure and success of Fr8App provides a robust foundation, enabling not just Freight Technologies to quickly expand into new markets, but also its customers and network carriers to follow suit. This scalability ensures that Waavely can efficiently handle increased demand and adapt to the evolving needs of the logistics industry.

About Freight Technologies Inc.

Freight Technologies is a technology company developing solutions to optimize and automate the supply chain process. Its wholly owned subsidiary, Freight App, Inc. (Fr8App), is a B2B cross-border shipping marketplace in the USMCA region powered by AI and machine learning. Focused on making shipping transparent and efficient, Fr8App provides carriers with increased growth opportunities and shippers with flexibility, visibility and simplicity for the once-complex process of international OTR shipping. Fr8App uses its proprietary technology platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, brokerage, transportation management, fleet management, and committed capacity solutions. The company is headquartered in Houston, Texas. For more information, please visit fr8technologies.com or connect with the company on Facebook, X (Twitter), or LinkedIn.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Freight Technologies’ and Fr8App’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Freight Technologies’ and Fr8App’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the impact of the COVID-19 pandemic on Fr8App’s business, if it should recur; (2) the inability to obtain or maintain the listing of Freight Technologies’ ordinary shares on Nasdaq; (3) changes in applicable laws or regulations; (4) the possibility that Freight Technologies or Fr8App may be adversely affected by other economic, business and/or competitive factors; (5) risks relating to the uncertainty of the projected financial information with respect to Fr8App; (6) risks related to the organic and inorganic growth of Fr8App’s business and the timing of expected business milestones; and (7) other risks and uncertainties identified, including those under “Risk Factors,” to be filed in Freight Technologies’ other filings with the SEC. Freight Technologies cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Freight Technologies and Fr8App caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Freight Technologies and Fr8App do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

FR8Tech Contact:

Jason Finkelstein

Ignition Investor Relations

investors@fr8technologies.com